VIA EDGAR

March 24, 2017

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549

RE:	U.S. Physical Therapy, Inc.
Form 10-K for the Year Ended December 31, 2015
Response dated March 3, 2017
File No. 001-11151

Dear Mr. Decker:

This letter is in response to your letter dated March 10, 2017 to U.S. Physical Therapy, Inc. (the “Company”) transmitting the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the above referred Form 10-K.  For your convenience, the response below is preceded by the Staff’s comment to which the response relates.

U.S. Physical Therapy, Inc. and Subsidiaries Financial Statements
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Non-controlling Interests, page 44

COMMENT:

1.
Please further revise your disclosure to quantify the amount of non-controlling interest currently redeemable and the amount not currently redeemable and to include all material terms of your redeemable non-controlling interests, including, but not limited to:

a.
A brief description of the form of the transaction in which the non-controlling interests are issued and whether those interests are issued separately and apart from any of the company’s other financial instruments or equity transaction or alternatively in conjunction with some other transaction.

b.	The relationship of the non-controlling interest holders to the registrant (e.g., employees of consolidated subsidiaries).
c.	The legal form of the non-controlling interests (e.g., preferred stock, common stock, limited partnership interests, etc. of the registrant’s consolidated subsidiaries).
d.	The vesting conditions of the non-controlling interests, or if vested immediately upon issuance a statement to that effect.
e.	The restrictions on transferability of the non-controlling interests, if any, or a statement that no such restrictions exist.
f.
The circumstances, if any, under which company has the option to acquire non-controlling interests and the circumstances, if any, under which the company is obligated to purchase such interests. If there are circumstances where the company is obligated to acquire such interests, the disclosure should identify those circumstances and clarify whether the obligation is conditional or unconditional, and, if conditional, describe those conditions.

g.	The circumstances, if any, under which the holder of the non-controlling interests has the right to put the non-controlling interests to the company and the material redemption terms.

h.	The passage of time criteria and whether it is simply passage of time or whether the non-controlling interest holder must also be an employee for a period of time.
i.	The additional terms to which “generally” refers in the statement in the disclosure you proposed in your March 3, 2017 response comment 2 that, “The redemption rights are generally triggered by …”
j.	The expiration terms, if any, of the redemption terms of the non-controlling interests.

RESPONSE:

The Company has purchased controlling interests in various multi-clinic location physical therapy practices (“Therapy Practices”).  The Therapy Practices typically are owned by a corporation or some other legal entity (hereinafter referred to as the “Seller”), which itself is owned by one or more individuals who provide physical therapy or other services to the Therapy Practices.  The assets of the Therapy Practices are contributed by the Seller to a new limited partnership (“NewCo”), in exchange for the limited and general partnership interests in NewCo.  The Company, through a subsidiary, acquires from the Seller a majority limited partnership interest (and all of the general partnership interest) in NewCo, and Seller retains a non-controlling limited partnership interest in NewCo.  Also, through another subsidiary, the Company enters into a management agreement with NewCo to provide certain administrative services, e.g. accounts payable, payroll, general ledger record keeping, compliance education programs, certain billing functions, etc..  Typically, as part of this transaction, the individual owners of the Seller (the “Individuals”) enter into an employment agreement with NewCo and perform services for NewCo as its employee. The employment agreement is typically for a term of three years, with annual renewals thereafter, and contains standard terms and conditions related to employment.

Following the Company’s purchase of its controlling interest in NewCo, the Seller continues to own a minority position in NewCo – a non-controlling interest in the form of a minority limited partnership interest in the limited partnership.  The Seller is fully vested in this interest, as the Seller owned the entire interest prior to the Company purchasing its controlling interest from the Seller as noted above.  In certain limited cases, all of the Seller’s interest is purchased.  This typically happens if the Individuals are not involved in the operations of the Therapy Practice or do not want to continue providing services to NewCo. In some cases, the Seller distributes the limited partnership interests in Newco to the Seller’s owners.

Simultaneously with the acquisition of a controlling interest by the Company, the Seller and the Company enter into a new limited partnership agreement which contains, among other things, a redemption provision.  The redemption amount is derived from a formula based on a specified multiple of NewCo’s trailing twelve months of earnings before interest, taxes, depreciation, amortization and the Company’s internal management fee plus any undistributed earnings of the Newco allocated to the Seller.  For all of these partnership agreements, the redemption provision is triggered at such time as both of the following two events have occurred: 1) termination of the Individual’s employment with NewCo, regardless of the reason for such termination, and 2) the passage of specified number of years after the closing of the transaction, typically three to five years, as defined in the limited partnership agreement (“Holding Period”).  Once triggered, the redemption relates to an allocable portion of the limited partnership interest owned by Seller, based on the terminated Individual’s ownership percentage in the Seller.   In the event the Individual’s employment terminates prior to the expiration of the Holding Period, the Company has the contractual right, but not the obligation, to acquire such allocable portion of the non-controlling interest from the Seller, until the expiration of the Holding Period, at which time the purchase is triggered.  Once the purchase is triggered, the limited partnership agreement contractually requires the Company’s purchase of the terminated Individual’s allocable portion of the non-controlling interest from the Seller at a predetermined formula (as noted above) as defined in the agreement.   The redemption feature does not have an expiration date.

The limited partnership interest owned by the Seller is issued by NewCo to the Seller prior to the Company’s acquisition of any ownership or other interest in NewCo.  Accordingly, NewCo issues this interest to the Seller, and such interest is not issued to the Seller by the Company.  Rather, the Company subsequently obtains its controlling interest in NewCo by purchasing from the Seller a portion of its interest in NewCo.  At the time of the closing of the Company’s purchase of its controlling interest in NewCo, the Company and Seller enter into a limited partnership agreement that sets forth the partners’ respective rights and obligations.  The redemption provision is embedded in the limited partnership agreement.  In addition, the limited partnership agreement makes clear that the Seller’s interest is not freely transferable.  Per the limited partnership agreement, “…no Limited Partner shall withdraw as a Limited Partner nor shall any Limited Partner directly or indirectly, sell, assign, transfer or otherwise dispose of (including without limitation any pledge, hypothecation or other encumbrance) all or any part of its Interest without the prior written consent of the General Partner, the giving or withholding of which is exclusively within the discretion of the General Partner.”  As such, the obligation to buy or sell was entered into separately and apart from any other financial instrument or equity transaction involving the Company.

Based on an analysis of the above facts and review of ASC 480-10-20 and ASC 480-10-25-4 to -7, Management has determined that the redemption feature included in the partnership agreements should be considered a mandatorily redeemable financial instrument and accounted for accordingly, as a liability.  Based on this determination, Management concluded that redeemable non-controlling interests have been historically accounted for incorrectly. The partnership agreements related to de novo clinics do not have a redemption feature.

Mandatorily redeemable financial instruments, as defined in ASC 480-10-20, are “any of various financial instruments issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.”  The Company is contractually obligated to purchase the Seller’s interest, and the Seller is contractually obligated to sell such interest to the Company in the event both conditions mentioned above occur, passage of time and termination of employment of the Individuals who own the non-controlling interest of the Seller.  Termination of employment of such Individual is deemed certain to occur at some point in the future, such as by reason of death.  Further, the redemption feature does not contain any of the conditions that would exempt it from being treated as a liability per the review of ASC 48-10-25-4 through -7.

Management determined that the correct accounting treatment for mandatorily redeemable non-controlling interests is as follows:  On the date the Company acquires a controlling interest in a partnership, the fair value of the non-controlling interest is recorded in the long-term liabilities section of the consolidated balance sheet under the caption – Mandatorily redeemable non-controlling interests.  Then, in each reporting period thereafter until purchased by the Company, the redeemable non-controlling interest is adjusted to its then current redemption value, based on the predetermined formula defined in the respective partnership agreement plus any undistributed earnings of Newco allocable to the Seller.  The Company will reflect any adjustment in the redemption value and any earnings attributable to the mandatorily redeemable non-controlling interest in its consolidated financial statements of net income by recording the adjustments and earnings to other income and expense in the caption - Interest expense – mandatorily redeemable non-controlling interests.

Because the correct accounting treatment reflects the adjustments to the redemption value in the income statement, whereas previously the Company reflected the change in equity – Additional paid-in capital, and the amounts are estimated to be quantitatively large, Management has determined the correction of this error is a material change to its previously issued financial statements.  The Company, in its upcoming Annual Report on Form 10-K for the year ended December 31, 2016 (“2016 Annual Report”), intends to correct its consolidated financial statements for the affected years with a cumulative adjustment to the beginning balances as of January 1, 2014.  The cumulative adjustments affect the following balance sheet line items:  goodwill, deferred taxes, mandatorily redeemable non-controlling interests, retained earnings, additional paid-in capital and non-controlling interests.  In addition, any prior year information presented within footnotes, including quarterly data presented affected by this correction, will be restated within the 2016 Annual Report. Further, the Company will include a “Selected Financial Data” table that will present restated numbers for any affected periods presented. Based on the information regarding prior years that the Company intends to include in its 2016 Annual Report on Form 10-K, the Company does not intend to file amendments to any prior Annual Reports on Form 10-K or any Form 10-Qs for periods through September 30, 2016.

At December 31, 2015, none of the redemption features were satisfied –all Individuals whose employment termination would trigger a redemption were employed by the Company.  At December 31, 2015, there was $23.0 million recorded related to mandatorily redeemable non-controlling interests for which the Holding Period had lapsed but Individuals were still employed and $24.9 million which was not exercisable due to the fact that the Holding Period had not lapsed.  In order for the redemption feature to trigger, the Holding Period must have lapsed and the employment of the Individuals must have been terminated.

Following is a list of attachments, included in this letter, that detail the illustrative disclosures expected to be included in the consolidated financial statements included in the Company’s 2016 Annual Report:

(These are subject to modification and refinement as we complete the drafting of our financials statements and other Company disclosures in its Annual Report on Form 10-K).

•	Attachment A - Note 1 – Organization, Nature of Operations and Basis of Presentation – Restatement of Prior Year Financial Statements.
•
Attachment B - Note 2 – Significant Accounting Policies – Mandatorily Redeemable Non-Controlling Interests. (Note: the paragraphs referencing redeemable non-controlling interest in Note 2 – Significant Accounting Policies – Non-controlling interests will be deleted.)

•	Attachment C – Note 5 - Mandatorily Redeemable Non-Controlling Interests (Note: this footnote will replace the existing footnote 5 – Redeemable Non-Controlling Interest).
•	Attachment D – Note 18. – Selected Quarterly Financial Data (Unaudited)

COMMENT

2.
Your January 6, 2017 response indicated that you “enter into agreements with non-controlling interest limited partners.” Please clarify the type of agreement you are referencing (e.g., employment, partnership, etc.) and consider the need to disclose the material terms of agreement(s).

RESPONSE:

The agreements indicated refer to limited partnership agreements.  For further details, see response to Comment 1 above.

COMMENT

3.
Please provide an analysis with specific citation to authoritative literature that supports the revised accounting you propose in your March 3, 2017 letter for the redeemable non-controlling interests. This analysis should include, but not necessarily be limited to, whether:

a.	Put, call or redemption requirements represent “freestanding financial instruments” as that term is defined in ASC 480-10-20 and further described in ASC 480-10-15-3 and -4 or embedded features.
b.
The non-controlling interest and, if put, call or redemption requirements exist that are freestanding financial instruments, the put, call or redemption requirements, represent mandatorily redeemable financial instruments as that term is defined in ASC 480-10-20 and further described in ASC 480-10-25-4 to -7.

c.
If put, call or redemption requirements exist that are freestanding financial instruments, whether they represent an obligation to repurchase the issuer’s equity shares by transferring assets as described in ASC 480-10-25-8 to -13.

d.	If embedded features exist, whether they are required to be bifurcated pursuant to ASC 815-15.
e.
ASC 718 applies and the reasons why or why not, including your analysis of whether an implicit or explicit service condition exists. Also, if you determine that ASC 718 does apply, your analysis as to whether the non-controlling interests represent liability or equity rewards.

f.	Retained earnings, rather than APIC, is required to be charged for changes in the redemption value.

RESPONSE

See response to Comment 1 above.  In accordance with the criteria in ASC 480-10-20 and ASC 480-10-15-3 and -4, the redemption provision is embedded in the limited partnership agreement and is not a freestanding financial instrument.  Per the limited partnership agreement, “…no Limited Partner shall withdraw as a Limited Partner nor shall any Limited Partner directly or indirectly, sell, assign, transfer or otherwise dispose of (including without limitation any pledge, hypothecation or other encumbrance) all or any part of its Interest without the prior written consent of the General Partner, the giving or withholding of which is exclusively within the discretion of the General Partner.”

Per review of ASC 480-10-20, the redemption feature is not a freestanding financial instrument:

•	it was not entered separately and apart from any of the entity’s other financial instruments or equity transactions; and
•	it was entered into in conjunction with another transaction; however it is not legally detachable and separately exercisable.

Since it does not meet the definition of freestanding financial instrument, ASC 480-10-15-3 and -4 and ASC 480-10-25-8 to -13 do not apply.

Per review of ASC 815-15, the redemption provision, which is considered a mandatorily redeemable financial instrument, is not a derivative instrument.  The provision is not based on an underlying or notional amount (the redemption value is computed by a predetermined formula based on the earnings performance of NewCo) , the Seller does have an initial investment (the Seller held the ownership prior to the Company acquiring the majority interest) and there is not a provision for a net settlement (the Seller is paid a purchase price based on the predetermined formula – 90% of which is paid in cash at closing and 10% is paid in a note payable in two equal annual installments plus accrued interest). This redemption feature (a mandatorily redeemable financial instrument and not a derivative instrument) would not be bifurcated as detailed in ASC 815-15-25-1.

ASC 718 does not apply to the redemption feature.  There is not an implicit or explicit service condition as the Individuals do not need to continue employment in order for the Seller to vest in its ownership of the non-controlling interest. The Individual could terminate employment at any time subject to the Individual’s employment agreement and the Seller still will own the non-controlling interest and have the right to a subsequent redemption.  Although the Seller would have to hold the non-controlling interest until the end of the Holding Period, the cessation of employment of the Individual does not impact the Seller’s ownership of the underlying non-controlling interest or the ultimate redemption of that non-controlling interest.  In that situation where the Individual’s employment terminates prior to the expiration of the Holding Period, the Company is not obligated to purchase the interest until the expiration of the Holding Period.

Since the redemption feature will be considered a mandatorily redeemable financial instrument and, therefore, accounted for as a liability, the changes in the redemption value will be included in the income statement of the Company and, therefore, charged to retained earnings.

COMMENT

4.
It appears that the balance sheet caption “total redeemable non-controlling interests, USPH shareholders’ equity and non-controlling interests” violates the prohibition in ASC 480-10-S99-1 on combining temporary equity and permanent equity in a single subtotal.  If true, please revise your presentation to comply with this guidance.

RESPONSE

We concur with your comment. However, since the redemption feature will be accounted for as a liability, the redemption value will be shown on the consolidated balance sheet in the liabilities section in a caption titled – Mandatorily redeemable non-controlling interests.  Below is an excerpt of the affected line items based on the correction described in Comment 1:

Mandatorily redeemable non-controlling interests…………….

Total liabilities………………..

U.S. Physical Therapy, Inc. (“USPH”) shareholders’ equity:

Preferred stock……………..

Common stock………………
Additional paid-in capital…………………
Retained earnings………………………..
Treasury stock………………………
Total USPh shareholders’ equity……………………

Non-controlling interests………………………

Total equity……………………..

Total liabilities and equity….

COMMENT

5.
It appears the balance sheet caption “total liabilities”, non-controlling interest and USPH shareholders’ equity” is incomplete, because it also includes redeemable non-controlling interests. If true, please revise this caption accordingly.

RESPONSE

We concur with your comment. However, due to the determination that the redemption feature should be treated as a liability, the Company will not, at this time, have any redeemable non-controlling interests treated as temporary equity on its consolidated balance sheets.  In the event we do have temporary equity in the future, we will clarify each component in the total line at the bottom of the consolidated balance sheet to be more transparent and detail all items included.  See excerpt in response to Comment 4 above.

COMMENT

6.
In order to increase transparency and comply with Rule 5-03.20 of Regulation S-X and SAB Topic 6:B, please consider need to revise the income statement caption presenting (in dollars) “net income attributable to USPH shareholders before revaluation of redeemable non-controlling interests” to “net income attributable to USPH” and the income statement caption presenting (in dollars) “net income attributable to USPH shareholders after revaluation of redeemable non-controlling interest” to “net income attributable to USPH shareholders.”

RESPONSE

We concur with the changes you noted in your comment and will consider the comment in the future, however, at this time we do not have any redeemable non-controlling interests.  See response to Comment 1.  We will have charges to interest costs since the redemption feature will be accounted for as a liability.  Below is the presentation we propose in our consolidated statements of net income related to the charges for mandatorily redeemable non-controlling interest:

Operating income…….

Interest and other income……………..
Interest expense:
Mandatorily redeemable non-controlling interest………..
Debt……………………………
Total interest expense…………………
Income before taxes………………….
Provision for income taxes……………………..
Net income including non-controlling interests…………..
Less: net income attributable to non-controlling interests………………..

Net income attributable to USPH……………………………………

Earnings per share attributable to USPH shareholders
Basic and diluted…………………………………………….

Shares used in computation……………………………………………..

COMMENT

7.
It appears that ASC 260-10-45-5 precludes the presentation on the face of the income statements of the EPS amounts presented for “net income attributable to non-controlling interests before revaluation of redeemable non-controlling interest” and “charges to additional paid-in capital-revaluation of redeemable non-controlling interest.”  This same guidance would preclude presentation of these amounts in the notes to the financial statements, if these amounts are not computed in accordance with ASC 260-10. If true, please remove them.

RESPONSE

Since we will not have any redeemable non-controlling interests classified as temporary equity at this time, we will consider this comment in the future. See responses to Comment 1 and Comment 6.

COMMENT

8.
We have reviewed your response to comment 1 in which you provide your materiality analysis with respect to the correction of an error in accounting for your redeemable non-controlling interests in your 2016, 2015 and 2014 financial statements. We do not believe that the analysis provides a sufficient basis to support the assertion of materiality. We note that the errors appear to be quantitatively large.  As more fully described in our conference call with you on March 9, 2017, we do not believe that the absence of qualitative factors that may indicate a quantitatively small error is nonetheless material or the absence of an effect on per share amounts that may not be calculated in accordance with U.S. GAAP sufficiently demonstrates that quantitatively large errors in per share amounts, permanent equity and net income available to USPH common shareholders determined in accordance with U.S. GAAP are nonetheless immaterial.  If you have additional analysis related to this point, please provide it.

RESPONSE

Since we have determined that our historical accounting for redeemable non-controlling interest was incorrect and that they should have been accounted for as a liability, any adjustments in the redemption value will be included in our statements of net income rather than being charged directly to additional paid-in capital.  Due to this correction and the estimated amount, Management has determined that this correction does result in a material change in our previously issued financial statements.  See response to Comment 1 for further details.

COMMENT

9.
We have reviewed your response to comment 5. You state the following control failed “If there are significant and/or unusual transactions, the Corporate or Assistant Controller will research the matter for any accounting disclosure implications.  A memo is drafted with appropriate facts and resolution. Depending on the nature of the event, the Corporate Controller or CFO will review and approve the memo.” Please address the following:

•
Please clarify whether you are asserting that the control that failed is “the review and approval of the memo” or “the researching the matter and drafting a memo.” Also, please tell us whether this review and approval is always performed or whether it is dependent on “the nature of the event.”

•
Please explain how this control is designed to identify and prevent the accounting error given these types of agreements and terms are recurring part of your business and the control relates to significant and/or unusual transactions.  In addition, please explain how this control is designed to identify and prevent an accounting error in the event the terms of your future acquisition transactions and related redemption agreements change.

•	Please tell us the control(s) in place related to classification and measurement of the redeemable NCIs and how you considered these controls in the assessment.

RESPONSE

Upon further evaluation, a material weakness exists.  We no longer believe the failure of the control referenced in our response to comment #5 in our letter dated March 3, 2017 caused the misstatement.  We now believe the control failure is in the design of the Company’s business combination / purchase accounting controls.  These controls were not designed to identify and consider all the relevant information in the limited partnership agreements or to detect a mis-classification or mis-measurement of this type of transaction. Under our interpretation of the accounting literature related to the language in the limited partnership agreements, we did not properly interpret this redemption feature to be a certainty, which would have led to it being mandatorily redeemable and, therefore, a liability.  As a result, we believed the accounting was not complex or very susceptible to misstatement and, therefore, failed to seek further counsel on our accounting treatment for these transactions.

As a material weakness exists, we are continuing to evaluate our controls and remediation plan as we complete the restatement process. We will design additional controls that we believe will address the identified material weakness.

COMMENT

10.
Please explain in greater detail how you determined that the magnitude of the potential misstatement resulting from the control failure was limited to the known error, considering the guidance beginning on page 34 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.” In the response, please also address the following:

•
How you determined that it was reasonable that the dollar amount related to the account would not change significantly in future periods considering you complete these business combinations on a recurring basis and you adjust the redeemable NCIs to the redemption value at each reporting date.

•
Based on your determination that the known error was not material, please tell us the compensating controls in place that would have prevented or detected a material misstatement in a timely manner if these transactions were even slightly higher.

RESPONSE

We have determined that the magnitude of the misstatement resulting from the control design failure was limited to the known error as we have reviewed all of our historical limited partnership agreements containing redemption provisions and there are no other terms in the agreements which have an accounting or disclosure implication other than that which is related to the known error.  All of the agreements containing a redemption provision are known as only our acquisitions’ limited partnership agreements contain redemption provisions, and the population of our acquisitions is also known.  The Company has now determined that the known error is material and therefore internal controls over financial reporting and management’s disclosure controls and procedures were not effective and a material weakness exists.

In connection with the Company’s response to the Staff, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

Lawrance W. McAfee
Executive Vice President and Chief Financial Officer

LWM/JJB

Attachment A

Note 1 – Organization, Nature of Operations and Basis of Presentation – Restatement of Prior Year Financial Statements

Prior to issuing the 2016 annual financial statements, the Company determined it had previously incorrectly accounted for the non-controlling interests which were mandatorily redeemable.  See Footnote 2 – Significant Accounting Policies – Mandatorily Redeemable Non-Controlling Interests – for a description of the accounting for mandatorily redeemable non-controlling interests.  Management determined this correction was material to previously issued annual and quarterly consolidated financial statements.  The Company, in this Annual Report on Form 10-K for the year ended December 31, 2016, corrected its consolidated financial statements for the balance sheet as of December 31, 2015 and the statements of net income, cash flows and equity for the periods ended December 31, 2015 and 2014, which will include a cumulative adjustment to the beginning balances as of January 1, 2014. In addition, any prior year information within footnotes, including quarterly data affected by this correction, was restated within this report.

The following schedules present the impact of this correction on the Company’s previously reported consolidated balance sheet for the year ended December 31, 2015 and the consolidated statements of net income for the years ended December 31, 2015 and 2014 (in thousands, except share and per share data):

(Schedules will be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.)

The following schedules present the impact of this correction on the Company’s previously reported consolidated statements of cash flows for the years ended December 31, 2015 and 2014:

(Schedules will be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.)

Attachment B

Note 2 – Significant Accounting Policies – Mandatorily Redeemable Non-controlling Interests

The non-controlling interests that are reflected as mandatorily redeemable non-controlling interests in the consolidated financial statements consist of those owners who have certain redemption rights, whether currently exercisable or not, and which currently, or in the future, require that the Company purchase the non-controlling interest of those owners at a predetermined formula based on a multiple of trailing twelve months earnings performance as defined in the respective limited partnership agreements.  The redemption rights are triggered at such time as both of the following events have occurred: 1) termination of the owner’s employment with NewCo, regardless of the reason for such termination, and 2) the passage of specified number of years after the closing of the transaction, typically three to five years, as defined in the limited partnership agreement.

On the date the Company acquires a controlling interest in a partnership and the limited partnership agreement contains mandatory redemption rights, the fair value of the non-controlling interest is recorded in the long-term liabilities section of the consolidated balance sheet under the caption – Mandatorily redeemable non-controlling interests.  Then, in each reporting period thereafter until purchased by the Company, the redeemable non-controlling interest is adjusted to its then current redemption value, based on the predetermined formula defined in the respective partnership agreement.  The Company reflects any adjustment in the redemption value and any earnings attributable to the mandatorily redeemable non-controlling interest in its consolidated financial statements of net income by recording the adjustments and earnings to other income and expense in the caption - Interest expense – mandatorily redeemable non-controlling interests.

Attachment C

Note 5 – Mandatorily Redeemable Non-controlling Interests

On the date the Company acquires a controlling interest in a partnership and the agreement contain mandatorily redeemable redemption rights, the fair value of the non-controlling interest is recorded in the long-term liabilities section of the consolidated balance sheet under the caption – Mandatorily redeemable non-controlling interests.  Then, in each reporting period thereafter until purchased by the Company, the redeemable non-controlling interest is adjusted to its then current redemption value, based on the predetermined formula defined in the respective partnership agreement.  The Company reflects any adjustment in the redemption value and any earnings attributable to the mandatorily redeemable non-controlling interest in its consolidated financial statements of net income by recording the adjustments and earnings to other income and expense in the caption - Interest expense – mandatorily redeemable non-controlling interests.

The following table details the changes in the carrying amount of the mandatorily redeemable non-controlling interests (in thousands):

	Year Ended December 31, 2016	Year Ended December 31, 2015
Beginning balance	$-	$-
Operating results allocated to mandatorily redeemable non-controlling interest partners	-	-
Distributions to mandatorily redeemable non-controlling interest partners	-	-
Changes in the redemption value of mandatorily redeemable non-controlling interest	-	-
Payment for settlement of mandatorily redeemable non-controlling interest	-	-
Purchase of business - initial liability related to mandatorily redeemable non-controlling interests	-	-
Other	-	-
Ending balance	$-	$-

The following table details the carrying amount of the mandatorily redeemable non-controlling interests (in thousands):

	Year Ended December 31, 2016	Year Ended December 31, 2015
Contractual time period had lasped but holder's employment had not been terminated	$-	$-
Contractual time period had not lasped and holder's employment had not been terminated	-	-
Holder's employment has terminated and contractual time period has expired	-	-
Holder's employment has terminated and contractual time period has not expired	-	-
Ending balance	$-	$-

Note 18 – Selected Quarterly Financial Data (Unaudited)

The following schedules present the impact of the correction related to mandatorily redeemable non-controlling interests on the Company’s previously reported quarterly balance sheets, income statements, and cash flows included in its Quarterly Reports on Form 10Q for the quarters ended March 31, June 30, September 30, 2016 and March 31, June 30, and September 30, 2015. Also the schedules present the impact on the quarterly income statement ended December 31, 2015 (in thousands, except share and per share data):

(Schedules will be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.)